Robert J. Zatta Sr. Vice President and Chief Financial Officer rzatta@rocksp.com

VIA FACSIMILE AND EDGAR

October 13, 2010

Ms. Pamela A. Long

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Rockwood Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 001-32609

Definitive Proxy Statement on Schedule 14A

File No.  001-32609

Dear Ms. Long:

Rockwood Holdings, Inc. (the “Company”) is providing the following responses to the comments contained in the comment letter of the Staff of the Commission dated October 1, 2010.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis, page 39

Year ended December 31, 2009 compared to year ended December 31, 2008, page 47

1.              We note that your disclosure in this section often provides the dollar amount of the increase or decrease in a line item from the prior year without providing either the dollar amount of the same line item in the previous year or the percentage of the increase or decrease from year to year. Without presenting this information as part of your analysis, it is difficult for investors to determine the significance of the dollar amount of the increase or decrease in the line item. In future filings, please include this information as part of your narrative discussion.

The Company will include this information in future filings.

Controls and Procedures, page 115

2.              It appears that you have combined your discussion of internal controls and disclosure controls and procedures in such a way that the disclosure is not clear. For example, on page 115, you state that your CEO and CFO concluded that your disclosure controls and procedures were effective, and that in connection with this evaluation, management did not identify any changes in your Internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal controls over financial

100 Overlook Center. Princeton, New Jersey 08540. Tel: (609) 734-6403. Fax: (609) 514-8721

reporting during the fourth quarter of 2009. Further, we note that you have defined “disclosure controls and procedures” within your Management’s Report on Internal Control Over Financial Reporting. Similarly, immediately following the definition of disclosure controls and procedures, you state that all internal control systems, no matter how well designed, have inherent limitations. In future filings, please clearly present your management’s evaluation of, and conclusion regarding, the effectiveness of your disclosure controls and procedures separately from your discussion of management’s evaluation of, and conclusion regarding, the effectiveness of your internal control over financial reporting. In addition, to the extent your statement that “even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation” addresses your disclosure controls and procedures, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your disclosure controls and procedures are effective at that reasonable assurance level.

The Company will revise its disclosure consistent with the Staff’s comment in future filings.  For purposes of illustration, attached as Exhibit A hereto is a revised version of the language that appeared in the Form 10-K for the year ended December 31, 2009, reflecting revisions based upon the Staff’s comment.

3.                                      We note your disclosure that your “internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.” In future filings, when defining internal controls over financial reporting, please, either use the complete definition found in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934, or simply state the effectiveness conclusion, without definition.

The Company will revise its disclosure consistent with the Staff’s comment in future filings. For purposes of illustration, attached as Exhibit A hereto is a revised version of the language that appeared in the Form 10-K for the year ended December 31, 2009, reflecting revisions based upon the Staff’s comment.

4.                                      We note that you incorporate certain credit agreements, filed as Exhibits 10.1, 10.52 and 10.53, by reference to previously filed Exchange Act reports. However, it does not appear that you filed all the exhibits and schedules to these agreements when you initially filed them. If these exhibits and schedules have been filed previously, please advise us as to where they are located.  Otherwise, in your next Exchange Act filing, please file complete copies of the credit agreements, including all exhibits and schedules. Refer to Rule 601(b)(l 0) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

The Company will file complete copies of the documents referenced as Exhibit 10.1, 10.52 and Exhibit 10.53 with its next Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 21

Long-Term Equity Compensation, page 28

5.              We note your disclosure on page 29 disclosing the number of performance-based restricted Stock units granted in December 2008 that vests as a result of achievement of the 2009 performance target. While you disclose the target Adjusted EBITDA and actual Adjusted EBITDA, it is unclear precisely how you calculated the actual award based on the results you achieved.  Supplementally, please show us how these awards were calculated and clarify this information in future filings, as applicable.

On page 39 of our previous year proxy statement under heading, “Performance-Based Restricted Stock Units,” the Company disclosed the performance targets for the vesting of these stock units - $620 million and $1.34 for Adjusted EBITDA and earnings per share, respectively, and the following tabular disclosure which set forth the percentage of these stock units that vest upon certain levels of performance:

2009 Actual Adjusted EBITDA vs. 2009 Targeted Adjusted EBITDA (70% of Target Performance-Based RSUs)	% of Adjusted EBITDA RSUs Vesting	2009 Actual Adjusted EPS vs. 2009 Target Adjusted EPS (30% of Targeted Performance-Based RSUs)	% of EPS RSUs Vesting
Less than 90%	0%	Less than 90%	0%
90%	50%	90%	50%
100%	100%	100%	100%
Greater than or equal to 120%	200%	Greater than 120%	200%

In the third paragraph of page 29 of our current year proxy statement, the Company disclosed our Actual Adjusted EBITDA for 2009 was $559.9 million as compared to a Target Adjusted EBITDA of $620.0.  Thus, the Company achieved 90.305% of Targeted Adjusted EBITDA, calculated as the quotient of Actual Adjusted EBITDA and Targeted Adjusted EBITDA (the “Quotient”).  Based upon the above tabular disclosure, we determined the appropriate range of performance was between 90% and 100% and extrapolated a vesting percentage on a straight-line basis between reference points, resulting in a vesting percentage of 51.53%.  The actual amount of the award achieved is calculated by taking the product of: i) 51.53% and ii) the product of: a) the targeted grant and, b) 70%, which represents the Adjusted EBITDA portion of the targeted grant.

For example, the Company awarded our CEO 177,015 performance-based restricted stock units of which up to 140% could vest based on our achievement of up to 200% of Targeted Adjusted EBITDA. Of the 177,015 units, 63,850 units vested, calculated as follows (subject to rounding): 51.53% * (177,015 *.7) = 63,850.  As noted in the proxy statement, the Company did not achieve any of the earning per share targets; thus, no additional shares were earned in respect of that component.

The Company will include an example calculation in future filings.

Grants of Plan-Based Awards in 2009, page 38

6.              Please supplementally advise as to why you have not included any disclosure under the Threshold column for “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” and “Estimated Future Payouts Under Equity Incentive Play Awards.”

Instruction 2 to Item 402(d) of Regulation S-K defines the “threshold” disclosure in the “Grants Of Plan-Based Awards” table as “. . . the minimum amount payable for a certain level of performance under the plan.”  As the tabular disclosures on pages 27 and 31 of our current year proxy statement illustrates, below certain levels of performance, there is no minimum amount payable under such incentive plans. The Company acknowledges that, in the event the Company performs at a level triggering payment under either of these programs, the payment would be no less than 50% of the target award.  In future filings, the Company will revise its disclosure to include this initial threshold payment level in the threshold column in the “Grants of Plan-Based Awards” table.

Review and Approval of Transactions with Related Persons, page 64

7.              When describing your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K in future filings, please disclose the standards to be applied pursuant to such policies and procedures. Please refer to Item 404(b)(1)(ii) of Regulation S-K.

The Company will provide additional disclosure related to the standards applied pursuant to our related party transaction policy in future filings as follows (with the additional language noted in italics):

Review and Approval of Transactions with Related Persons

The board of directors has adopted a written policy for review, approval and monitoring of transactions involving the Company and “related persons,” who are defined as directors and executive officers or their immediate family members, or stockholders owning five percent or greater of our outstanding common stock. The policy covers any related person transaction that meets the minimum required threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).  In considering a transaction involving the Company and a related person, the Corporate Governance and Nominating Committee or the board of directors, as applicable, will consider, among other things, factors such as:

•                  the extent of the related persons interest in the transaction;

•                  the availability of other sources of comparable products or services;

•                  the terms of the transaction and the benefit to the Company;

•      the value of the transaction;

•      how the transaction may impact the judgment of the related person; and

•                  any other factors deemed appropriate by the committee or the board of directors.

Under the policy, the affected director or executive officer will bring the matter to the attention of the Senior Vice President, Law & Administration, who will communicate such information to the corporate governance and nominating committee, which will review the related party transaction. Under the policy, related party transactions must be approved by the corporate governance and nominating committee, although the chairperson of the corporate governance and nominating committee may approve any related party transaction that involves an amount less than $1 million. However, any related party transaction that involves an amount in excess of $5 million requires the approval of the board of directors.

Form 10-Q for the Period Ended March 31, 2010

Form 10-Q for the Period Ended June 30, 2010

8.              To the extent the comments above are applicable to your Form 10-Q, please address them in your next Form 10-Q.

Where applicable, the Company will include the requested disclosure in future Forms 10-Q.

**********

Rockwood Holdings, Inc. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss these matters further if you so desire.  Please feel free to contact me at 609-734-6403.

Sincerely,

/s/ Robert J. Zatta

Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc.

Cc:

Erin K. Jaskot-SEC

Craig Slivka-SEC

Seifi Ghasemi-Rockwood Holdings, Inc.

Thomas J. Riordan-Rockwood Holdings, Inc.

James T. Sullivan-Rockwood Holdings, Inc.

Doug Fuhrman-Deloitte & Touch LLP

Roxane F. Reardon-Simpson Thacher & Bartlett LLP

EXHIBIT A

Item 9A. Controls and Procedures

Our disclosure controls and procedures are designed to ensure that (a) information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives.  Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 and concluded that, as of December 31, 2009, our disclosure controls and procedures are effective to accomplish their objectives at the reasonable assurance level.

There were no changes in our internal control over financial reporting during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Rockwood Holdings, Inc. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment and those criteria, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who expressed an unqualified opinion as stated in their report included herein.

/s/ SEIFI GHASEMI
Seifi Ghasemi
Chairman and Chief Executive Officer
February 26, 2010

/s/ ROBERT J. ZATTA
Robert J. Zatta
Senior Vice President and Chief Financial Officer
February 26, 2010